

S   12010007

OMMISSION 9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

JAN 26 2012

SEC FILE NUMBER
8- 68679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC
123

REPORT FOR THE PERIOD BEGINNING _____06/04/10_____ AND ENDING_____12/31/11_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augeo Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____10940 Wilshire Blvd., 16th Floor_____
                                (No. and Street)
_____Los Angeles_____California_____90024_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                                    310-500-8861
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                    Brian W. Anson
                    (Name – if individual, state last, first, middle name)
____18425 Burbank Blvd., #606_____Tarzana_____California_____91356_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Lars Ekstrom_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Augeo Advisors, LLC_____, as of _____December 31_____, 2011_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_MANAGING DIRECTOR_____
Title

_Jee Attached_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____ _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of ~~Los Angeles~~

N. PEREZ
Commission # 1789903
Notary Public - California
Los Angeles County
My Comm. Expires Feb 24, 2012

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this

__11th__ day of __January__, 20__12__, by
  Date   Month   Year

(1) __Lars Paul Ekstrom__,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
                    Signature of Notary Public

OPTIONAL

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: __Annual Audit Report__

Document Date: __1/11/2012__ Number of Pages: __1__

Signer(s) Other Than Named Above: __NONE__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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AUGEO ADVISORS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE NINETEEN MONTHS ENDED
DECEMBER 31, 2011

AUGEO ADVISORS, LLC.

Table of Contents

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 20, 2013
Estimated average burden	
hours per response. 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____06/04/10_____ AND ENDING _____12/31/11_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augeo Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____10940 Wilshire Blvd., 16th Floor_____
                          (No. and Street)

_____Los Angeles_____   _____California_____   90024_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                                 310-500-8861
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                 Brian W. Anson
                     (Name – if individual, state last, first, middle name)
_____18425 Burbank Blvd., #606_____   _____Tarzana_____   _____California_____   _____91356_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒   Certified Public Accountant

        ☐   Public Accountant

        ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Lars Ekstrom_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Augeo Advisors, LLC_____ , as of _____December 31_____, 2011_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                        Signature

See Attached   MANAGING DIRECTOR
Notary Public   Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
-    (l) An Oath or Affirmation.
-    (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on this

_11th_ day of _January_ ___2012___, by
Date   Month   Year

(1) _Lars Paul Ekstrom_ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
Signature of Notary Public

Place Notary Seal Above

──────────── OPTIONAL ────────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document _Annual Audit Report_

Document Date: _1/11/2012_ Number of Pages: _1_

Signer(s) Other Than Named Above: _NONE_

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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© 2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Augeo Advisors, LLC, as of December 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the nineteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Augeo Advisors, LLC, as of December 31, 2011 and the results of its operations and cash flows for the nineteen months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2012

AUGEO ADVISORS, LLC

Statement of Financial
December 31, 2011

ASSETS

Cash	$246,505
Loan receivable	6,800
Furniture and equipment, net of accumulated depreciation of $4,298	$13,862
Other assets	6,872
Total assets	274,039

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$2,353
Total liabilities	2,353

MEMBERS' EQUITY:

Members' equity	271,686
Total members' equity	271,686
Total liabilities and members' equity	$274,039

AUGEO ADVISORS, LLC

Statement of Income
For the nineteen months ended December 31, 2011

REVENUES:

Fees	$	-
Total income		-

EXPENSES:

Consulting	145,090
Depreciation	4,298
Graphic design	55,517
Legal and professional fees	20,276
Meals and entertainment	12,708
Office rent and parking	66,839
Regulatory expense	6,205
Telephone and communications	12,014
Travel	51,349
Other general and administrative expenses	72,151
Total expenses	446,447

LOSS BEFORE INCOME TAXES	(446,447)

INCOME TAX PROVISION (Note 2)

Income tax expense	(1,600)
NET LOSS	$ (448,047)

AUGEO ADVISORS, LLC

Statement of Changes in Members' Equity
For the nineteen months ended December 31, 2011

	Additional Paid in Capital	Retained Deficit	Total Members' Equity
Beginning balance June 1, 2010	$ -	$ -	$ -
Capital contributed	$ 719,733		$ 719,733
Net loss		(448,047)	(448,047)
Ending balance December 31, 2011	$ 719,733	$ (448,047)	$ 271,686

AUGEO ADVISORS, LLC

Statement of Cash Flows
For the nineteen months ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(448,047)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		4,298
(Increase) decrease in:		
Loan receivable		(6,800)
Other assets		(6,872)
Increase (decrease) in:		
Accounts payable		2,353
Total adjustments		(7,021)
Net cash used in operating activities		(455,068)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(18,160)
Net cash used in investing activities		(18,160)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed		719,733
Net cash provided by financing activities		719,733
Increase in cash		246,505
Cash-beginning of period		0
Cash-end of period	$	246,505

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income taxes	$	1,600

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Augeo Advisors, LLC, (the "Company"), was formed in June, 2010, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the nineteen months ended December 31, 2011.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company's investments in marketable equity and debt securities are classified as
"available for sale." Available for sale securities are recorded at fair value in investments,
at estimated fair value on the balance sheet, with the change in fair value during the period
excluded from earnings and recorded net of tax as a component of other comprehensive
income. Marketable securities are valued at market value. Securities not readily marketable
are estimated by management, to approximate fair value, based on the financial
information provided by independent fund managers. If pertinent information regarding
not readily marketable securities is unavailable, management values these securities at
cost. As of and during the entire nineteen-month period ended December 31, 2011, the
Company held no investments in marketable equity and debt securities.

Accounting principles generally require that recognized revenue, expense, gains and losses
be included in net income. Although certain changes in assets and liabilities, such as
unrealized gains and loses on available for sale securities, are reported as a separate
component of the equity section of the balance sheet, such items, along with net income,
are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose
counterparties primarily include broker/dealers, banks, and other financial institutions. In
the event counterparties do not fulfill their obligations, the Company may be exposed to
risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of
the instrument. To mitigate the risk of loss, the Company maintains its accounts with
credit worthy customers and counterparties.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as
follows:

Computer equipment	$ 11,015
Furniture	7,145
	18,160
Less accumulated depreciation	(4,298)
Fixed assets, net	$ 13,862

For the nineteen months ended December 31, 2011, depreciation expense was $4,298.

8

Note 3: <u>INCOME TAXES</u>

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2011, the Company was only subject to the minimum limited liability company income tax or $1,600, which represents two calendar cycles.

Note 4: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an operating lease covering its office through December 31, 2012. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2012	48,525

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011 the Company had net capital of $244,152, which was $239,152 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,353) to net capital was 0.01 to 1, which is less than the 8 to 1 maximum ratio allowed for a broker dealer.

AUGEO ADVISORS, LLC

Statement of Net Capital
Schedule I
For the nineteen months ended December 31, 2011

	Focus 12/31/11	Audit 12/31/11	Change
Members' equity, December 31, 2011	$ 271,686	$ 271,686	$ -
Subtract - Non allowable assets:			
Loan receivable	6,800	6,800	-
Fixed assets	13,862	13,862	-
Other assets	6,872	6,872	-
Tentative net capital	244,152	244,152	-
Haircuts	0	0	-
NET CAPITAL	244,152	244,152	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 239,152	$ 239,152	-
Aggregate indebtedness	2,353	2,353	-
Ratio of aggregate indebtedness to net capital	0.01%	0.01%	

There were no reported differences between
the audit and Focus at December 31, 2011.

10

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(i) exemptive provision.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Members
Augeo Advisors, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Augeo Advisors, LLC, for the nineteen months ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed Augeo Advisors, LLC, including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

12

Board of Members
Augeo Advisors, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2012